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Exhibit 99.2

news release

        NORANDA AND ALEXIS MINERALS TO UNDERTAKE EXPLORATION
IN NORANDA MINING CAMP IN NORTH-EASTERN QUEBEC

TORONTO, ONTARIO, May 10, 2004 — Noranda Inc. is pleased to announce that it has entered into a letter of intent with Alexis Minerals Corporation (TSX Venture Exchange: AMC) wherein Alexis has an option to earn a 50% interest in all of Noranda's properties in the prospective Rouyn-Noranda Base Metal and Gold Mining Camp in Québec. Alexis will spend Cdn$16.5M in exploration over a three-year option period. Upon vesting, the parties will form a 50/50 joint venture to pursue further exploration and development of the properties. Noranda will be the operator of exploration programs during the option period and initial operator of the joint venture.

Exploration work will focus on the use of advanced technology including deep-penetrating geophysics. Work is expected to begin immediately upon signing a binding letter of agreement, with a $5.5 million budget in the first year. The objective is to discover new ore deposits near Noranda's existing metallurgical infrastructure. In Québec, Noranda operates a copper smelter in Rouyn-Noranda, a copper refinery in Montreal-East and a zinc refinery in Valleyfield, near Montreal.

The option and joint venture with Alexis will significantly accelerate exploration in the Noranda Camp, with the goal of making new discoveries to offset the decline in copper and zinc mining reserves and resources at the Company's current operations in Québec. The partnership between Noranda and Alexis will create a strong exploration group focused on discovery. It will also benefit from the Quebec Government's tax credit and flow-through financing incentives to encourage mineral exploration in Québec.

Upon signing a binding letter of agreement and subject to regulatory approval, Alexis will issue one million shares and 500,000 warrants (exercisable at Cdn$0.75 over two years) to Noranda. During the joint venture, Noranda will have the first right to increase its interest by an additional 15% by carrying out a feasibility study. Noranda will retain first right of refusal to process concentrates from the Noranda Camp properties as well as Alexis' share of concentrates from their properties in the Val-d'Or Camp.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 18 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

For further information:
Denis Couture
Vice-President, Investor Relations, Communications and Public Affairs
Noranda Inc.
Tel.: (416) 982-7020    Fax.: (416) 982-7242
denis.couture@toronto.norfalc.com
www.noranda.com

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  Exhibit 99.2